UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(b)

(Amendment No.    )*

Alt Energy Acquisition Corp.

(Name of Issuer)

Common, $0.0001 par value

(Title of Class of Securities)

02157M108

(CUSIP Number)

May 12, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d–1(b)

☐	Rule 13d–1(c)

☐	Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

(1)	Names of reporting persons American Financial Group, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States of America - Ohio

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 500,000
	(6)	Shared voting power 0
	(7)	Sole dispositive power 500,000
	(8)	Shared dispositive power 0

(9)	Aggregate amount beneficially owned by each reporting person 500,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 7.06%
(12)	Type of reporting person HC

Item 1(a)	Name of issuer: Alt Energy Acquisition Corp., a Delaware corporation (the “Company”)

Item 1(b)	Address of issuer’s principal executive offices: 600 Lexington Ave., 9th Floor, New York, NY 10022

Item 2(a)	Name of person filing: American Financial Group, Inc. (“AFG”)

Item 2(b)	Address or principal business office or, if none, residence: Great American Insurance Group Tower, 301 East Fourth Street, Cincinnati, Ohio 45202

Item 2(c)	Citizenship: U.S.A. – Ohio

Item 2(d)	Title of class of securities: Common stock, $0.0001 par value

Item 2(e)	CUSIP No.: 02157M108

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(g) A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

Item 4.	Ownership:

(a) See Item 9 of page 2.

(b) See Item 11 of page 2.

(c) See Items 5-8 of page 2.

Item 5.	Ownership of 5 Percent or Less of a Class: N/A

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person: N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Great American Insurance Company (IC-Ohio)

Item 8.	Identification and Classification of Members of the Group: N/A

Item 9.	Notice of Dissolution of Group: N/A

Item 10.

Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

American Financial Group, Inc.

Date: May 12, 2023	By:	/s/ John F. Fronduti
	Name:	John F. Fronduti
	Title:	Assistant Vice President